Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205684

RW HOLDINGS NNN REIT, INC.
SUPPLEMENT NO. 2 DATED May 23, 2019
TO
PROSPECTUS DATED APRIL 26, 2019

This prospectus supplement (“Supplement”) amends and supplements our prospectus, dated April 26, 2019 (as supplemented, the “Prospectus”), as supplemented by Supplement No. 1, dated May 16, 2019. This Supplement should be read in conjunction with the Prospectus. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This Supplement is qualified by reference to the Prospectus except to the extent that the information provided by this Supplement supersedes information contained in the Prospectus.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. In addition, as used herein, references in this Supplement to the “Company,” “we,” “us” and “our” refer to RW Holdings NNN REIT, Inc.

The purpose of this Supplement is as follows:

A.	To disclose the filing of a new registration statement for a follow-on offering of common stock, and the extension and status of our initial public offering of common stock;
B.	To update certain risk factors in the “Risk Factors” section of the Prospectus;
C.	To update certain disclosures in the “Management” section of the Prospectus; and
D.	To update certain disclosures in the “Description of Shares” section of the Prospectus.

PROSPECTUS UPDATES

A.	Filing of a Registration Statement for Follow-On Offering, Extension of Offering and Status of Offering

We commenced our best efforts initial public offering of up to 100,000,000 shares of our Class C common stock (the “Offering”), consisting of up to 90,000,000 shares in our primary offering and up to 10,000,000 shares pursuant to our distribution reinvestment plan, on July 20, 2016. Through April 30, 2019, the Company had sold 15,958,104 shares of Class C common stock in the Offering, for aggregate gross offering proceeds of $160,091,683, which included 1,138,268 shares of Class C common stock sold under its distribution reinvestment plan, for gross proceeds of $11,449,412.

On May 23, 2019, we filed a Registration Statement on Form S-11 (the “Follow-On Offering Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) to register shares of our Class C common stock having a maximum aggregate offering price of $800,000,000 pursuant to a proposed follow-on offering, including up to $725,000,000 of our shares of Class C common stock in a primary offering by us and up to $75,000,000 of our shares of Class C common stock pursuant to our distribution reinvestment plan. Accordingly, pursuant to Rule 415 promulgated under the Securities Act, we are extending our current Offering until the effective date of the Follow-On Offering Registration Statement. We reserve the right to terminate the Offering at any time prior to this date, and will terminate the Offering prior to this date if we sell our maximum offering amount of Class C common stock. If we terminate the Offering, we will notify stockholders by filing a prospectus supplement with the Securities and Exchange Commission. The Offering and proposed follow-on offering must be registered in every state in which we offer or sell our shares and, as a result, we will also need to renew the registration statement or file a new registration statement in many states to continue the Offering. Therefore, we may have to stop selling shares in any state in which our registration for the Offering is not renewed or otherwise extended.

B.	Risk Factors Section of Prospectus

The following risk factor supersedes and replaces the risk factor titled “Our rights and the rights of our stockholders to recover claims against our independent directors are limited, which could reduce our stockholders’ and our recovery against our independent directors if they negligently cause us to incur losses” included in the Prospectus under the caption “Risk Factors-Risks Related to an Investment in Our Common Stock”:

Maryland law and our organizational documents limit our rights and the rights of our stockholders to recover claims against our directors and officers, which could reduce your and our recovery against them if they cause us to incur losses.

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. Moreover, our bylaws generally require us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to us or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to us. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses.

The following risk factor supersedes and replaces the corresponding risk factor included in the Prospectus under the caption “Risk Factors-Risks Related to an Investment in Our Common Stock”:

We have expressed an interest in acquiring REIT I or its real estate portfolio (the “REIT I Portfolio"); however, there can be no assurance that any offer for REIT I or the REIT I Portfolio would be accepted by REIT I or that we would be able to enter into an agreement with REIT I on terms acceptable to us or at all.

On January 14, 2019, REIT I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, which includes marketing its entire real estate properties portfolio for disposition by sale, merger or other transaction structure. In connection with REIT I’s announcement, on March 19, 2019 we announced that we intend to explore a potential acquisition of REIT I or the REIT I Portfolio and that our board of directors has formed a special committee of the board of directors (the “Special Committee”), that is evaluating the potential for a transaction with REIT I.

Our Chairman of the Board and Chief Executive Officer and President, together with our former Chief Executive Officer, own a majority share and control our sponsor. Our Chairman of the Board and Chief Executive Officer and President are also members of the boards of each of the Company and REIT I and, together with our other executive officers, are also executive officers of REIT I. As a result of these conflicts of interest, the board of directors has delegated authority to the Special Committee, consisting of all of the independent directors on our board of directors, to authorize any offer by the Company for REIT I or the REIT I Portfolio. The members of the Special Committee, comprising four of our six directors, have no affiliation with REIT I or the sponsor. The Special Committee has engaged UBS Investment Bank as its financial advisor and Morris Manning and Martin, LLP as its legal advisor to assist the Special Committee as it conducts a review of a potential acquisition of REIT I or the REIT I Portfolio.

The Special Committee has not set a definitive timetable for completion of its evaluation, and there can be no assurances that any offer for REIT I or the REIT I Portfolio would be accepted by REIT I or that we would be able to enter into any transaction with REIT I on terms acceptable to us or at all.

The following risk factor supersedes and replaces the corresponding risk factor included in the Prospectus under the caption “Risk Factors-Risks Related to Our Corporate Structure”:

Our investors’ interest in us could be diluted if we issue additional shares, which could reduce the overall value of their investment.

Our common stockholders do not have preemptive rights to any shares we issue in the future. Our charter currently authorizes us to issue 450,000,000 shares of capital stock, of which 400,000,000 shares are designated as common stock with 300,000,000 shares being designated as Class C common stock and 100,000,000 shares being designated as Class S common stock. In August 2017, our board of directors increased the number of authorized shares of common stock without stockholder approval to facilitate an offering by us of up to 100,000,000 shares of Class S common stock exclusively to non-U.S. persons as defined under Rule 903 promulgated under the Securities Act pursuant to an exemption from the registration requirements of the Securities Act under and in accordance with Regulation S thereunder. In the future, our board of directors may further increase the number of authorized shares of common stock without stockholder approval and after investors purchase shares in this offering. For example, after our investors purchase shares in this offering, our board may elect to (i) sell additional shares in this or in future public offerings, including through our distribution reinvestment plan; (ii) issue equity interests in private offerings; (iii) issue shares to our advisor and/or sponsor, or their successors or assigns, in payment of outstanding fee obligations; (iv) issue shares of our common stock to sellers of properties or assets we acquire in connection with an exchange of limited partnership interests of the Operating Partnership; (v) issue shares of our common stock in connection with the acquisition of another company or its assets; or (vi) otherwise issue additional shares of our capital stock. To the extent we issue additional equity interests after our investors purchase shares, whether in this or future primary offerings, including the Regulation S offering described above, pursuant to our distribution reinvestment plan or otherwise, our investors’ percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional issuance of shares, the use of the proceeds and the value of our real estate investments, our investors could also experience dilution in the book value and NAV of their shares and in the earnings and distributions per share.

The following risk factors supersede and replace the risk factor titled “Although we will not currently be afforded the protection of the Maryland General Corporation Law related to deterring or defending hostile takeovers, our board of directors could opt into these provisions of Maryland law in the future, which may discourage others from trying to acquire control of us and may prevent our stockholders from receiving a premium price for their stock in connection with a business combination,” which is included in the Prospectus under the caption “Risk Factors-Risks Related to Our Corporate Structure”:

Our board of directors may, in the future, adopt certain measures under Maryland law without stockholder approval that may have the effect of making it less likely that a stockholder would receive a “control premium” for his or her shares.

Corporations organized under Maryland law with a class of registered securities and at least three independent directors are permitted to elect to be subject, by a charter or bylaw provision or a board of directors resolution and notwithstanding any contrary charter or bylaw provision, to any or all of five provisions:

•	staggering the board of directors into three classes;

•	requiring a two-thirds vote of stockholders to remove directors;

•	providing that only the board of directors can fix the size of the board;

•
providing that all vacancies on the board, regardless of how the vacancy was created, may be filled only by the affirmative vote of a majority of the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	providing for a majority requirement for the calling of a special meeting of stockholders.

These provisions may discourage an extraordinary transaction, such as a merger, tender offer or sale of all or substantially all of our assets, all of which might provide a premium price for stockholders’ shares. In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three or more than seven and require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board and for removal only for “cause.” We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit our board of directors from opting into any of these provisions in the future.

Further, under the Maryland Business Combination Act, we may not engage in any merger or other business combination with an “interested stockholder” (which is defined as (1) any person who beneficially owns, directly or indirectly, 10% or more of the voting power of our outstanding voting stock and (2) an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock) or any affiliate of that interested stockholder for a period of five years after the most recent date on which the interested stockholder became an interested stockholder. A person is not an interested stockholder if our board of directors approved in advance the transaction by which he would otherwise have become an interested stockholder. In approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms or conditions determined by our board of directors. After the five-year period ends, any merger or other business combination with the interested stockholder or any affiliate of the interested stockholder must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of all votes entitled to be cast by holders of outstanding shares of our voting stock; and

•
two-thirds of all of the votes entitled to be cast by holders of outstanding shares of our voting stock other than those shares owned or held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if, among other things, our stockholders receive a minimum payment for their common stock equal to the highest price paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by our board of directors prior to the time the interested stockholder becomes an interested stockholder. See Description of Shares-Business Combinations,-Control Share Acquisitions and-Subtitle 8.

Maryland law limits, in some cases, the ability of a third party to vote shares acquired in a “control share acquisition.”

The Maryland Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquirer, by officers or by employees who are directors of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by the acquirer or in respect of which the acquirer can exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within specified ranges of voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A “control share acquisition” means the acquisition of issued and outstanding control shares. The control share acquisition statute does not apply: (1) to shares acquired in a merger, consolidation or share exchange if the Maryland corporation is a party to the transaction; or (2) to acquisitions approved or exempted by the charter or bylaws of the Maryland corporation.

The following risk factor supersedes and replaces the corresponding risk factor included in the Prospectus under the caption “Risk Factors-Federal Income Tax Risks”:

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

The Tax Cuts and Jobs Act, which was signed into law on December 22, 2017, made significant changes to the U.S. federal income tax rules for taxation of individuals and corporations. In the case of individuals, the tax brackets were adjusted, the top federal income rate was reduced to 37%, special rules reduce taxation of certain income earned through pass-through entities and reduce the top effective rate applicable to ordinary dividends from REITs to 29.6% (through a 20% deduction for ordinary REIT dividends received that are not “capital gain dividends” or “qualified dividend income,” subject to complex limitations) and various deductions were eliminated or limited, including limiting the deduction for state and local taxes to $10,000 per year. Most of the changes applicable to individuals are temporary and apply only to taxable years beginning after December 31, 2017 and before January 1, 2026. The top corporate income tax rate was reduced to 21%, and the corporate alternative minimum tax was repealed. The deduction of net interest expense is limited for all businesses, other than certain electing businesses, including certain real estate businesses. There are only minor changes to the REIT rules (other than the 20% deduction applicable to individuals for ordinary REIT dividends received). The Tax Cuts and Jobs Act makes numerous other large and small changes to the tax rules that do not affect REITs directly but may affect our stockholders and may indirectly affect us. For example, the Tax Cuts and Jobs Act amended the rules for accrual of income so that income is taken into account no later than when it is taken into account on applicable financial statements, even if financial statements take such income into account before it would accrue under the original issue discount rules, market discount rules or other rules in the Internal Revenue Code. Such rule may cause us to recognize income before receiving any corresponding receipt of cash, which may make it more likely that we could be required to borrow funds or take other action to satisfy the REIT distribution requirements for the taxable year in which such income is recognized, although the precise application of this rule is unclear at this time. In addition, the Tax Cuts and Jobs Act reduced the limit for individual’s mortgage interest expense to interest on $750,000 of mortgages and does not permit deduction of interest on home equity loans (after grandfathering all existing mortgages). Such change and the reduction in deductions for state and local taxes (including property taxes) may adversely affect the residential mortgage markets in which we may invest.

Prospective stockholders are urged to consult with their tax advisors with respect to the Tax Cuts and Jobs Act and any other regulatory or administrative developments and proposals and their potential effect on investment in our common Class C stock.

C.	Management Section of Prospectus

The following disclosure supersedes and replaces the fourth, fifth and sixth paragraphs of the section of the Prospectus captioned “Management-Board of Directors”:

Although our board of directors may increase or decrease the number of directors, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time. Any director or the entire board of directors may be removed only for cause and by a vote of the holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director(s) shall be removed.

Unless otherwise provided by Maryland law, our board of directors is responsible for selecting its own nominees and recommending them for election by the stockholders, provided that the independent directors nominate replacements for any vacancies among the independent director positions. Any vacancy created by the death, resignation, removal, adjudicated incompetence or other incapacity of a director or an increase in the number of directors may be filled only by a vote of a majority of the remaining directors, even if the remaining directors do not constitute a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is duly elected and qualifies. Our independent directors will choose the nominees to fill vacancies in our independent director positions.

Our directors are accountable to us and our stockholders as fiduciaries. Our directors must perform their duties in good faith and in a manner each director believes to be in our and our stockholders’ best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Management-Board of Directors-Committees of Our Board of Directors”:

Our board of directors may delegate many of its powers to one or more committees. Our board currently has appointed an audit committee, a conflicts committee and a special committee, each composed of all of our independent directors.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Management-Board of Directors-Special Committee” (and shall also be deemed to update and replace all corresponding descriptions of regarding the special committee of our board of directors in any corresponding sections of the Prospectus):

On January 14, 2019, REIT I announced that it had retained a real estate financial advisor to assist it in evaluating strategic alternatives, which includes marketing its entire real estate properties portfolio for disposition by sale, merger or other transaction structure. In connection with REIT I’s announcement, on March 19, 2019 we announced that we intend to explore a potential acquisition of REIT I or the REIT I Portfolio and that our board of directors has formed a special committee of the board of directors that is evaluating the potential for a transaction with REIT I.

Our Chairman of the Board and Chief Executive Officer and President, together with our former Chief Executive Officer, own a majority share and control our sponsor. Our Chairman of the Board and Chief Executive Officer and President are also members of the boards of each of the Company and REIT I and, together with our other executive officers, are also executive officers of REIT I. As a result of these conflicts of interest, the board of directors has delegated authority to the special committee, consisting of all of the independent directors on our board of directors, to authorize any offer by the Company for REIT I or the REIT I Portfolio. The members of the special committee, comprising four of our six directors, have no affiliation with REIT I or our sponsor. The special committee has engaged UBS Investment Bank as its financial advisor and Morris Manning and Martin, LLP as its legal advisor to assist the special committee as it conducts a review of a potential acquisition of REIT I or the REIT I Portfolio.

The special committee has not set a definitive timetable for completion of its evaluation, and there can be no assurances that any offer for REIT I or the REIT I Portfolio would be accepted by REIT I or that we would be able to enter into any transaction with REIT I on terms acceptable to us or at all.

Members:

Mr. Curtis B. McWilliams, Chairman
Mr. Adam S. Markman
Mr. Thomas H. Nolan, Jr.
Mr. Jeffrey Randolph

The following disclosure supersedes and replaces the section of the Prospectus captioned “Management-Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents”:

Maryland law provides that a director will not have any liability as a director so long as he or she performs his or her duties in accordance with the applicable standard of conduct. Moreover, our bylaws generally requires us to indemnify and advance expenses to our directors and officers for losses they may incur by reason of their service in those capacities and certain other capacities if the director or officer (a) conducted himself in good faith, (b) reasonably believed, in the case of conduct in his official capacity, that his conduct was in our best interests and, in all other cases, that his conduct was at least not opposed to our best interests, and (c) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was unlawful; provided, however, that in the event that he is found liable to us or is found liable on the basis that personal benefit was improperly received by him, the indemnification (i) is limited to reasonable expenses actually incurred by him in connection with the proceeding and (ii) shall not be made in respect of any proceeding in which he shall have been found liable for willful or intentional misconduct in the performance of his duty to us. As a result, you and we may have more limited rights against our directors or officers than might otherwise exist under common law, which could reduce your and our recovery from these persons if they act in a manner that causes us to incur losses.

The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. Furthermore, our charter prohibits the indemnification of our directors, our advisor, our sponsor, and their affiliates for liabilities arising from or out of a violation of state or federal securities laws, unless one or more of the following conditions are met:

•	there has been a successful adjudication on the merits of each count involving alleged securities law violations;

•	such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction; or

•
a court of competent jurisdiction approves a settlement of the claims against the indemnitee and finds that indemnification of the settlement and the related costs should be made, and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which the securities were offered as to indemnification for violations of securities laws.

We purchase and maintain insurance on behalf of all of our directors and officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or have the power to indemnify them against the same liability

D.	Description of Shares Section of Prospectus

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Common Stock”:

Our charter authorizes our board of directors to reclassify any unissued shares of common stock into one or more classes or series of common stock without approval of our common stockholders. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of our outstanding shares of common stock, voting together as a single class, can elect our entire board of directors.

Subject to any preferential rights of any outstanding class or series of shares of stock and to the provisions in our charter regarding the restriction on ownership and transfer of stock, the holders of our common stock are entitled to such distributions as may be authorized from time to time by our board of directors (or a committee of the board of directors) and declared by us out of legally available funds and, upon liquidation, are entitled to receive all assets available for distribution to our stockholders. Holders of shares of our common stock do not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor do holders of our shares of common stock have any preference, conversion, exchange, sinking fund, or appraisal rights. Our shares of common stock, when purchased and paid for and issued in accordance with the terms of the prospectus, will be legally issued, fully paid and non-assessable.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Preferred Stock”:

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our Class C common stockholders, and to establish the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms or conditions of repurchase of each class or series of preferred stock so issued. Because our board of directors has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers and rights senior to the rights of holders of our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval. A majority of our conflicts committee who do not have an interest in the transaction must approve any issuance of preferred stock. Our conflicts committee is authorized by our charter to consult with company counsel or independent counsel at our expense before deciding whether to approve the issuance of preferred stock.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Meetings and Special Voting Requirements”:

An annual meeting of our stockholders will be held each year, at least 30 days after delivery of our annual report. Special meetings of stockholders may be called only upon the request of a majority of our directors, a majority of our independent directors, our president, our chief executive officer or upon the written request of common stockholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the special meeting. The meeting must be held not less than 15 days nor more than 60 days after the distribution of the notice of the meeting. A quorum consists of the presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a stockholder meeting, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such business. Generally, the affirmative vote of a majority of all votes cast is necessary to take stockholder action, except as described in the next paragraph and except that the affirmative vote of a majority of the shares represented in person or by proxy at a meeting at which a quorum is present is required to elect a director.

Under the MGCL, stockholders generally are entitled to vote at a duly held meeting at which a quorum is present on (1) amendments to our charter, (2) our liquidation and dissolution, (3) a merger, consolidation, conversion, statutory share exchange or sale or other disposition of all or substantially all of our assets, and (4) election or removal of our directors. Except with respect to the election of directors, the vote to amend our charter or as otherwise provided in the MGCL or our charter, the vote of stockholders holding at least two-thirds of the outstanding shares of our stock entitled to vote is required to approve any such action, and no such action can be taken by our board of directors without such majority vote of our stockholders. Therefore, except with respect to the election or removal of our directors, prior to a stockholder vote, our board of directors must first adopt a resolution that the proposed action is advisable and directing the matter to be submitted to the stockholders. Accordingly, the only proposals to amend our charter or to dissolve our company that will be presented to our stockholders will be those that have been declared advisable by our board of directors. Stockholders are not entitled to exercise any of the rights of an objecting stockholder provided for in Title 3, Subtitle 2 of the MGCL unless our board of directors determines that such rights apply, with respect to all or any classes or series of stock, to one or more transactions occurring after the date of the determination in connection with which stockholders would otherwise be entitled to exercise such rights. Stockholders have the power, without the concurrence of the directors, to remove a director from our board of directors for cause and by the affirmative vote of at least two-thirds of the shares of stock entitled to vote generally in the election of directors.

The term of our Advisory Agreement with our advisor is one year but may be renewed for an unlimited number of successive one-year periods upon the mutual consent of our advisor and us or terminated by the independent directors on 60 days’ written notice. While the stockholders do not have the ability to vote to replace our advisor or to select a new advisor, any director or the entire board of directors may be removed, for cause and by a vote of the holders of at least two-thirds of the shares then entitled to vote on the election of directors at any meeting of stockholders called expressly for the purpose of removing a director.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Advance Notice of Stockholder Nominations for Directors and Proposals of New Business”:

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by our stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who is a stockholder of record at the time of giving the advance notice required by the bylaws and who has complied with the advance notice procedures of the bylaws. In order for a stockholder to nominate a director or propose new business at the annual stockholders’ meeting, our bylaws generally require that the stockholder give notice of the nomination or proposal not less than seventy days nor more than ninety days prior to the anniversary of the preceding year’s annual meeting.

With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting.  Our bylaws contain a similar notice requirement in connection with nominations for directors at a special meeting of stockholders called for the purpose of electing one or more directors. Failure to comply with the notice provisions will make stockholders unable to nominate directors or propose new business.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Restrictions on Ownership of Shares-Ownership Limit”:

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Internal Revenue Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences shall not apply to any period prior to the second year for which we elect to be taxed as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Internal Revenue Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, among other purposes, our charter prohibits any person from acquiring, directly or indirectly, beneficial or constructive ownership of more than 9.8% of our aggregate outstanding shares of common stock unless exempted by our board of directors. Our board of directors may waive this ownership limit with respect to a particular person if our board receives evidence that ownership in excess of the limit will not jeopardize our REIT status. Subject to certain limitations, our board of directors may increase the ownership limit up to 9.9% subject to such terms, conditions, representations and undertakings as required by our charter. For purposes of this provision, we treat corporations, partnerships and other entities as single persons.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit, in our shares being owned by fewer than 100 persons, in our being closely held or otherwise failing to qualify as a REIT or which would cause us to own (directly or constructively) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code and cause us to fail to satisfy any of the gross income requirements of Section 856(c) of the Code will be null and void. The prohibited transferee will not acquire any rights in the shares. In addition, in the event of a transfer or attempted transfer, or other event, that would result in any person owning, directly or indirectly, shares of common stock in excess of the ownership limit or other restrictions on ownership and transfer, such shares of our stock will automatically be exchanged for shares of “excess stock.” All shares of excess stock will be automatically transferred, without action by the purported holder, to the corporation, as the excess stock trustee of an excess stock trust for the benefit of such beneficiary to whom an interest in the excess stock may be transferred. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer.

Shares of excess stock held in trust will remain issued and outstanding shares. The prohibited transferee will have no rights in the shares of excess stock except the right to designate a transferee of such excess stock in accordance with the requirements of our charter. Shares of excess stock will not be entitled to any dividends or distributions except in the event of any voluntary or involuntary liquidation, dissolution or winding up, or any other distribution of our assets. Any dividend or distribution paid prior to our discovery that the shares of common stock have been exchanged for excess stock shall be repaid to us upon demand, and any dividend or distribution declared but unpaid at the time of such discovery shall be void ab initio with respect to such excess stock. The holders of shares of excess stock shall not be entitled to vote on any matters (except as required by the MGCL).

Shares of excess stock shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created the excess stock (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price of the common stock exchanged for such excess stock on the date we, or our designee, accept the offer. We will have the right to accept the offer for a period of ninety days after the later of (i) the date of the event or transaction which resulted in such excess stock and (ii) the date on which our board determines in good faith that an event or transaction resulting in excess stock has occurred.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions and any person who owns excess stock as a transferee of common stock resulting in an exchange for excess stock must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons shall provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to continue to qualify as a REIT. The ownership limit does not generally apply to an underwriter in an offering of our shares.

Within 31 days after the end of each calendar year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the name and address of such person, the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit. In addition, each stockholder shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

These restrictions could delay, defer or prevent a transaction or change in control of our company that might involve a premium price for our shares of Class C common stock or otherwise be in the best interests of our stockholders.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Business Combinations”:

Under the MGCL, business combinations between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns, directly or indirectly, 10.0% or more of the voting power of the corporation’s outstanding voting stock; or

•
an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner, directly or indirectly, of 10.0% or more of the voting power of the then outstanding stock of the corporation.

A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board of directors.

After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80.0% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•
two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares of stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares of our common stock in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares of our common stock.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Control Share Acquisitions”:

The MGCL provides that a holder of control shares of a Maryland corporation acquired in a control share acquisition has no voting rights except to the extent approved by a vote of stockholders entitled to cast two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by employees who are directors of the corporation are excluded from shares of stock entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares of stock the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval or shares acquired directly from the corporation. A control share acquisition means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares of stock. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may redeem for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to redeem control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of any meeting of stockholders at which the voting rights of the shares of stock are considered and not approved or, if no such meeting is held, as of the date of the last control share acquisition by the acquiror. If voting rights for control shares are approved at a stockholders’ meeting and the acquiror becomes entitled to vote a majority of the shares of stock entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares of stock as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The control share acquisition statute does not apply (1) to shares of stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (2) to acquisitions approved or exempted by the charter or bylaws of the corporation.

The following disclosure supersedes and replaces the section of the Prospectus captioned “Description of Shares-Subtitle 8”:

Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board,

•	a two-thirds vote requirement for removing a director,

•	a requirement that the number of directors be fixed only by vote of the directors,

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and

•	a majority requirement for the calling of a special meeting of stockholders.

In our charter, we have elected that vacancies on our board of directors be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through other provisions in our charter and bylaws, we vest in our board of directors the exclusive power to fix the number of directorships, provided that the number is not less than three or more than seven and require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board and for removal only for “cause.” We have not elected to be subject to any of the other provisions described above, but our charter does not prohibit our board of directors from opting into any of these provisions in the future.